

July 26, 2011

<u>Via E-Mail</u>
Mr. Jarnail Dhaddey
President
Westpoint Energy, Inc.
871 Coronado Center Drive, Suite 200
Henderson, Nevada 89052

  Re: **Westpoint Energy, Inc.**
    Registration Statement on Form S-1
    Filed July 1, 2011
    File No. 333-175313

Dear Mr. Dhaddey:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2.   We note your disclosure that you acquired two petroleum and natural gas leases from Titan Oil & Gas, Inc. in February 2011. We understand from Titan's disclosure that the majority of Titan's other assets are located in Alberta, where Titan wishes to focus its activities. Please revise your filing to disclose why Titan transferred the leases to Westpoint.

3.   Please provide us on a supplemental basis with the third party materials you used as the basis for the various statistics you cite in your prospectus. For example, and without limitation, we note the following statements:

- "As provided by the Saskatchewan Department of energy's published reports, Saskatchewan is now the second largest oil producer in Canada after Alberta. The province produces approximately 17 per cent of total Canadian oil production. The Properties are located in the southeast portion of the province which is noted for crude oil production rather than natural gas." (Page 36)

- "As provided by the Saskatchewan department of Energy's published reports, approximately 15 per cent of Saskatchewan's oil production is currently used within the province, 69 per cent is currently exported to the United States with the remainder sold in Eastern Canada with a minor amount of oil sold in Alberta." (Page 39)

To expedite our review, in your letter of response, please indicate precisely where in the corresponding document we may find the referenced material, and also mark by highlighting or some other clear manner the relevant portion(s) of the supporting documents you provide.

Prospectus Cover Page

4.   Please highlight the cross-reference to your risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 6

5.   Please include in this section the telephone number of your principal executive offices.

6.   We note your disclosure at page 9 that you currently maintain your executive offices on a shared basis at 871 Coronado Center Drive, Suite 200, Henderson, Nevada 89052. Please revise your filing to clarify the nature of such offices. For example, it appears from the document that you filed as Exhibit 10.5 that this may not be physical office space.

7.   We also note that your two leases are located in Saskatchewan and it appears from the Form S-1 signature page that Mr. Dhaddey signed the registration statement in Morgan Hill, California. Please tell us, with a view toward disclosure, where Messrs. Dhaddey and Adams reside.

8.   We note your disclosure at page 13 that Mr. Dhaddey devotes one day per week to your business and that Mr. Adams devotes one hour per week to your business. However, you state at pages 19 and 23 that Messrs. Dhaddey and Adams each will devote approximately two hours per week to your operations. Please revise these statements for consistency.

Risk Factors, page 16

9.   Please refer to the risk factor at page 16 captioned, "We are an exploration stage company…." Please remove the sentence beginning, "Our future operating results will depend on many factors…," as the bullet points describe risks that are distinct from the risk described at the beginning of this paragraph, that you are an exploration-stage company with only a limited operating history on which you can be evaluated. Moreover, the sentence appears to be redundant, as you provide risk-factor disclosure elsewhere regarding the bullet-pointed risks.

10.   Please relocate the risk factor captioned, "Our independent auditor has issued a going concern…," to the beginning of this section, to make this disclosure more prominent.

11.   Please refer to the risk factor at page 18 captioned, "If we do not maintain the property lease payments…." Please disclose in this paragraph any lease payments you will owe in the next twelve months.

12.   We note your disclosure that Mr. Dhaddey is the sole officer and a director of both Westpoint and Titan Oil & Gas, Inc., and that Mr. Adams is a director of both companies. Please disclose all related risks that are material, including, without limitation, the potential for conflicts of interest to arise in connection with the business interests and opportunities of Westpoint and Titan.

13.   We note your disclosure at page 19, summarized at page 12, that "[y]our directors work for other natural resource exploration companies." Please state here that another such company for which Messrs. Dhaddey and Adams work is Titan Oil & Gas, Inc., and clarify whether Messrs. Dhaddey and Adams work for any other natural resource exploration companies besides Westpoint and Titan.

Selling Security Holders, page 29

14.   We note your disclosure at page 30 that "none of the selling security holders are now or were at any time in the past an officer or director of ours or any of any of our predecessors or affiliates." Please clarify your reference to your "predecessors or affiliates."

15.   Please confirm the accuracy of the final column of your table at page 31. In that regard, it is not clear how certain shareholders will retain ownership in specified percentages of your common stock when your table assumes that such holders will sell all their shares in the offering. Please revise.

Description of Business, page 36

16.   Please tell us, with a view toward disclosure, how many times within the past year Messrs. Dhaddey or Adams have visited the Saskatchewan properties.

17.   Where you provide an example of a "farm-out" arrangement at page 37, please clarify how you calculated that "the company farming-in receives $0.70 in working interest for each dollar of participation interest."

18.   We note your disclosure at page 38 that you have engaged an engineering firm to undertake an initial review of the two properties in which you hold interests. Please identify the engineering firm and explain whether the $20,000 you have budgeted for the initial property assessment will cover the engineering firm's review of publicly available drilling data and the initial assessment of your properties.

19.   We note your disclosure at page 39 that "[i]n general, minimum annual lease payments are CDN $3.50 (USD $3.60) per hectare." Please also disclose in this paragraph the total amounts for the lease payments you will owe in the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

20.   We note that portions of your "Description of Business" section are repeated verbatim in your MD&A. Please revise your prospectus to eliminate repetitiveness.

Directors, Executive Officers, Promoters and Control Persons, page 49

21.   Please provide complete five-year sketches which retain no gaps or ambiguities regarding the time that positions began or ended during the period. Indicate starting dates and end dates in terms of months, as opposed to years.

22.   We note your disclosure at page 49 that Mr. Dhaddey received a degree from "the University of Moscow, Idaho." We are unaware of the existence of any such university. Please clarify, if true, that you are referring to the University of Idaho at the campus in Moscow, Idaho.

23.   We note your statement at page 50 that you are not aware of any conflicts of interest with your executives or directors beyond their authority to determine management compensation and audit issues. Please revise to disclose the potential conflicts stemming from the affiliation of Messrs. Dhaddey and Adams with both Westpoint and Titan Oil & Gas, Inc., or provide a cross reference to disclosure that you may add elsewhere in your prospectus.

Exhibits

24.   We note your discussion at pages 36 and 39 regarding the leases with the province of Saskatchewan. Please file the lease documentation. We may have further comments upon reviewing these leases.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director